May 28, 2009
Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MedCath Corporation Form 10-K for the fiscal year ended September 30, 2008 Filed December 15, 2008 File No. 000-33009
Dear Mr. Riedler:
This letter sets forth the response of MedCath Corporation (the “Company”) to the comment letter, dated May 13, 2009, of the staff of the Division of Corporation Finance (the “Staff”). In order to facilitate your review, the Company has repeated each comment in its entirety in italics in the original numbered sequence.
Item 11. Executive Compensation
1.	We note your response to comment 1 and reissue our previous comment. Please provide us with draft disclosure for your 2009 proxy statement indicating all corporate and individual goals. Please note, we are not advising you to amend your executive compensation disclosure to include information relating to 2009. In order for us to clear your comments relating to your 2008 disclosure, we would like to see your proposed disclosure for 2009. To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83.

Additionally, please note that FAQ 117.10 relates to Form 8-K disclosure requirements, not executive compensation disclosure required in a Form 10-K by Item 402(b) of Regulation S-K. We also note your statement that the requested information is confidential commercial and financial information that would cause competitive harm to your company if disclosed. Please note, that in order to keep your performance metrics confidential pursuant to Instruction 2 to Item 402(e) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you should submit a confidential treatment request pursuant to Rule 83.
Per Staff’s request in the comment above, below is a draft of the Company’s proposed 2009 proxy statement disclosure related to the specific performance targets. Certain portions of this draft proposed disclosure may be modified depending on factors, such as the achievement of the identified bonus objectives.

Annual Incentive Compensation
     To reward superior performance and contributions made by executive officers, the Company has established the Executive Bonus Plan (the “Bonus Plan”). The Bonus Plan awards annual cash bonuses if specific performance-based financial and operational goals are achieved. The specific performance-based financial and operational goals and the maximum amount of annual cash bonus for each executive officer are determined at the beginning of each fiscal year by the compensation committee. Subsequent to the end of the fiscal year, individual cash bonus awards are approved by the compensation committee based upon achievement of the performance-based financial and operational goals.
     During November 2008, the compensation committee of the board of directors approved the terms of the Company’s fiscal 2009 annual incentive bonus plan. The targeted bonus established was 75% of the base salary for Mr. French and 50% of base salary for Messrs. Hinton, Parker, and Ms. McCanless and 30% of base salary for Mr. Todt. The primary performance-based financial and operational goal for which the executive officers are measured against is Adjusted EBITDAP. Adjusted EBITDAP is defined as the Company’s earnings before income tax, depreciation, interest, amortization and pre-opening expenses less net cash interest expense (“EBITDAP”), as further adjusted by the compensation committee for items, positive or negative, related to certain excluded events that occurred during the fiscal year but per the compensation committee’s judgment were not directly attributable to the on-going management of the Company. EBITDAP utilized in arriving at Adjusted EBITDAP in the fiscal 2009 Bonus Plan was derived from the Company’s operating plan as approved by the Board of Directors during November 2008 for fiscal 2009.
Adjusted EBITDAP thresholds are tiered as follows:

% of Adjusted EBITDAP	% Payout of
Target Achieved	Targeted Bonus
<90	0
90	50
95	75
100	100
Stretch bonuses are applicable to the CEO and CFO based on the following tiered thresholds:

% Adjusted EBITDAP	% Payout of
Target Achieved	Targeted Bonus
104	115
108	120
112	155
116	180
120	200
     Targeted Adjusted EBITDAP was determined by the compensation committee to be $[***] million for fiscal 2009. Actual Adjusted EBITDAP for fiscal 2009 was $XXX.X† million, resulting in the achievement of XXX%† of the Adjusted EBITDAP target. Based on this level of achievement, bonuses were awarded to each of the executive officers in the following amounts: $XXX.X†.

[***]	Certain portions of this response have been omitted pursuant to a request for confidential treatment filed with the Commission.

Actual Adjusted EBITDAP for fiscal 2009 was calculated as follows:

Actual EBITDAP	$XXX†
Less: Cash interest expense, net	(XXX)†
Less (or plus): Certain excluded events	(XXX)†

= Actual Adjusted EBITDAP	XXX†

     Once the target Adjusted EBITDAP has been achieved for a fiscal year, thereby establishing the total annual incentive bonus payable for each executive officer, the achievement of individual personal goals of the executive officers is reviewed by the compensation committee to determine whether the executive officer will be entitled to receive the total annual incentive bonus payable. All payouts of the annual incentive bonus are subject to 20% reduction if it is determined by the compensation committee that an individual executive officer’s personal goals were not achieved, either individually or in the aggregate.
     Personal goals approved by the compensation committee for each executive officer for fiscal 2009 were as follows:

Name	Goals
O. Edwin French	[***]
Jeffrey L. Hinton	[***]
James A. Parker	[***]
Joan McCanless	[***]
Blair W. Todt	[***]
     Upon review of the achievement of personal goals, the compensation committee determined that the executive officers [met/did not meet] their personal goals for fiscal 2009. As a result, the targeted annual incentive compensation [was/was not] reduced for: [name of executive officer(s)].

[***]	Certain portions of this response have been omitted pursuant to a request for confidential treatment filed with the Commission.

†	Denotes future outcome that cannot be determined at this time.

In connection with the foregoing response to the Staff’s comment, we hereby acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ O. Edwin French
O. Edwin French
President and Chief Executive Officer
MedCath Corporation